Exhibit 4.9

STATEMENT OF TERMS & CONDITIONS OF EMPLOYMENT

This statement gives details of your terms and conditions of employment as specified in the

Employment Rights Act 1996.

1.	Parties

This agreement is between Birds Eye Limited and Tania Howarth. This statement gives details of your employment with the above named employer and is correct as at 05 January 2007.

2.	Commencement Date

Your employment within the role will begin on                    . Your continuity of employment with Birds Eye Limited will commence from this date.

3.	Job Title

You will be employed as Chief Information Officer or in such capacity as the Company may reasonably require.

4.	Location

You will initially be based at Walton Court, Station Avenue, Walton-on-Thames, KT12 1NT. You may be required to travel to other associated offices from time to time or may be required to relocate to another location within a reasonable commuting time/distance.

5.	Remuneration

Salary

Your rate of pay will be £165,000 per annum. Salaries are paid on or around the 21st of each month. Payment is made by bank transfer to your bank or building society account. You must have a bank account to which your salary can be transferred automatically. Although the Company will do its best to ensure that your salary is paid on time it will not be responsible if it is paid late because of postal delays or bank transfer delays.

Salary shall be reviewed on the 1st April each year, unless otherwise notified to you in writing. There is no contractual entitlement to any increase but you will be notified in any case where there is a change to your salary.

The Company will be entitled to deduct from your salary or other monies due to you from the Company all sums owed by you to the Company. Details of any deductions will be advised to you in writing in advance.

Group Performance Bonus Plan

The company operates a discretionary performance related bonus scheme. The details of which will be notified to employees annually.

6.	Hours of Work

There are no set hours of work although normal working office hours are 8.45 am to 5.00 pm, Monday to Friday with an unpaid lunch. It is anticipated that you will work a minimum of 37.5 hours a week and any additional hours that may reasonably be required of you. Flexi-time is worked in some departments. If applicable, details are available from your own department. The Company will require a certain amount of flexibility in your start and finish time and your lunch breaks. The Company reserves the right to alter or vary your working hours to take account of the needs of the business. Subject to the term relating to outside employment, under the Working Time Regulations, 1998 you will be required to keep the Company informed of hours to be worked for other employers and the Company reserves the right to vary the number of hours worked by you in order to avoid breach of the Working Time Regulations 1998.

You will not be entitled to overtime payment for any hours worked in excess of your normal hours of work and you shall have no claim whatsoever against the Company or any of its Associated Companies, for any hours worked in excess of your normal hours of work, unless payment has been expressly agreed in writing prior to such hours being worked.

7.	Holidays

Holiday year
The Company’s holiday year is 1 January to 31 December.

Holiday entitlement

You will be entitled to 25 days holiday per year plus all public holidays applicable in your normal place of work.

Accrual

Holiday entitlement will accrue at the rate of 2 days (3 in December) per each complete calendar month of employment in a holiday year.

Entitlement on termination

If your employment is terminated and the holiday you have taken exceeds your accrued entitlement, you will pay the Company for the number of days or part days difference. The Company reserves the right to deduct any money due in respect of excess holidays from salary or any final payment due to you.

If your employment is terminated and you have taken less than your holiday entitlement, the Company will pay you for the number of days or part days difference.

Regulations for taking holidays

i.	All holidays must be agreed in advance by your line manager. Authorisation for the timing or length of these holidays may be refused if the timing is not convenient to the Company.

ii.	Up to 5 days holiday a year may be nominated as holiday by the Company, for example, for office closures between Christmas and New Year.

iii.	It is in your own interests to plan and take your holidays each year. You will not be able to carry forward holiday from one holiday year to the next without the express consent of your line manager; even with this permission this is limited to 5 days. Except upon termination of your employment, no payment will be made for holidays which have been accrued but not taken.

8.	Car/Car Allowance

Under this Contract and whilst you are legally entitled to drive, the Company will provide you with a motor car in accordance with the Company’s car policy as amended from time to time. You will take good care of the motor car and ensure that the provisions and conditions of any policy of insurance relating to it are observed in all respects and will at all times conform with all regulations which may from time to time be imposed by the Company in regard to motor cars provided by the Company for use by its employees.

Your car must be returned to the Company immediately upon termination of your employment (howsoever this arises) in a clean and proper condition, together with its keys and all the documents relating to it. The Company reserves the right to deduct any sums from final salary or monies due to you to reflect the condition of the car or the need for any repairs.

As an alternative to a Company funded car, you are entitled to a Company car/car allowance at the rate of £900 per month, in accordance with the Company’s car policy as amended from time to time. Full details of the Company car policy, procedure and rules are available from the HR Department.

If you are disqualified from driving by a Court or as a result of disability you must immediately inform your manager in writing. If you are disqualified, for whatever reason, you may no longer be able to carry out your duties. The Company will consider the possibility of alternative work, however, if this is not reasonably practicable, the Company reserves the right to terminate your employment. If your employment continues the Company reserves the right to withdraw your car without compensation.

9.	Sickness Absence

Details of the Company’s Sickness and Industrial Injuries Benefit Scheme (SIIBS) are available on the HR intranet site. Payment for sickness absence is at the Company’s discretion and may be withdrawn at any time.

The Company will be entitled, at its expense, to require you to be examined by a medical practitioner of the Company’s choice at any time and you agree that the doctor carrying out the examination may disclose to and discuss with the Company the results of the examination.

10.	Pension

You will be entitled to participate in the new company DC pension arrangements. These are being finalised currently and will be shared with all employees in due course.

12.	Termination of Employment

The Company may terminate your employment without notice and without pay in lieu of notice in the event of gross misconduct (a non-exhaustive list of examples of gross misconduct can be found in the Disciplinary Policy available from the Human Resources Department). Subject to this right to terminate your employment without notice, you are entitled to receive 3 calendar months notice of termination of employment. You will continue to receive the salary and benefits you are entitled to under this Contract during this period. You are required to give 3 calendar months’ written notice of termination of employment.

On either party serving notice to terminate your employment for any reason or at any time thereafter during the currency of such notice, the Company may, if it chooses, pay to you a salary in lieu of the notice or the unexpired portion of the notice period.

At any time during your notice period, the Company may ask you only to perform specific duties or no duties at all and may ask you to take garden leave and not to attend work during all or any part of your notice period. In addition the Company may instruct you not to contact or communicate with suppliers, customers, clients, investors, employees, agents, trustees or representatives of the Company except as specifically authorised or instructed by the Company. You agree to comply with any such requests. All other obligations and the payment of salary and provision of benefits in accordance with your employment will be unaffected except that any holiday entitlement that accrues during any such period of leave will be deemed to have been taken during the period of leave.

If you apply for or are offered a new employment, appointment or engagement, before accepting any position you will bring the terms of this Contract relating to confidentiality and post termination restrictions to the attention of the third party proposing directly or indirectly to employ, appoint or engage you.

Return of Property

On request and in any event on the termination of your employment, you must immediately return to the Company, or its authorised representative any Company property which may be in your possession or under your control. This includes but is not limited to, all documents in whatever form, electronic or otherwise, (including tapes and computer discs, notes, papers, minutes of meetings, records, customer lists, computer print outs, plans, projections) received or made by you relating to the business of the Company (without taking copies or extracts or summaries), Company car, any credit or charge cards, passes, computer hard and/or software, mobile phone, fax or keys.

The ownership of all such property and documents will at all times remain vested in the Company.

13.	Private Health Care

You (and your immediate family members if you wish) will be eligible for private health cover under the Company’s private health care scheme. This benefit will be subject to an amount accountable for tax as agreed with the Inland Revenue and all tax liability will be borne by you.

14.	Codes of Conduct, Disciplinary & Grievance Procedures

Details of these codes and procedures are available in the employee handbook and from the HR Department. If you are dissatisfied with any disciplinary decision relating to you, you may appeal in writing in accordance with the disciplinary procedure to your manager’s manager. If you wish to pursue a grievance you should submit the grievance in writing in accordance with the procedure also to your manager’s manager. The grievance procedure is not to be used to challenge a disciplinary decision. The disciplinary and grievance procedures do not form part of this Contract and the Company reserves the right to amend them at any time.

However, the Company reserves the right to suspend you with or without full pay pending the outcome of any investigations and subsequent disciplinary hearings or as a disciplinary penalty.

You shall comply with all Company and site rules, policies and procedures contained within policy documents, site manuals, rules and procedures documents and conditions of employment published from time to time. Copies of these rules, policies and procedures can be obtained from the Human Resources Department and include, without limitation, health, safety and hygiene rules and equal opportunities and harassment policies. For the avoidance of doubt such rules, policies and procedures can be changed, replaced or withdrawn at any time at the discretion of the Company. Breach of any Company rules, policies or procedures may result in disciplinary action.

15.	Confidential Information

i)

In the course of your employment with the Company, you will have access to and will be entrusted with information in respect of the business, affairs and financing of the Company, its suppliers, agents, distributors or customers, including but not limited to information relating to trade secrets or secret information, research, technical know-how, methods, processes, products, designs, pricing, marketing, business and financial plans, acquisition plans, clients and customers, stored or kept in any format, all of which information is confidential and belongs to the Company.

ii)

You shall not (except in the proper course of his/her duties) at any time during the course of employment or any time thereafter, without the Company’s prior written consent, use or disclose to any person directly or indirectly any Confidential Information for any reason other than for the proper conduct of the Company’s business whilst in the course of your employment, except as required by law or in any judicial or administrative hearing, provided that the President gives notice and assists in resisting if the company chooses to do so.

iii)

All Confidential Information, software, diskettes, intellectual property including but not limited to copy-rightable material and/or documents, books, notes, tapes, instruments and property of any kind (either tangible or intangible) that you have received or made during employment with the Company are the property of the Company and you shall return such property to the Company upon termination of employment for whatever reason or shall be so surrendered at the request of the Company during the course of employment.

iv)	You shall not during the continuance of employment, and for any period following termination of such employment as is specified upon such termination, publish or cause to be published any opinion, fact or material relating to or connected with the business of the Company or its clients (whether confidential or not) without first obtaining the consent of the Company to the extent such publication might reasonably be expected to have a material and an adverse effect on the Company.

16.	Information & Communications Technology

E-mail, internet and computer policies

You must comply with the Company’s policies (if any) on use of e-mail, the internet, intranet and computers.

Unauthorised use or tampering with computers will be regarded as gross misconduct and may lead to your summary dismissal. In particular, you may only use passwords which you have been authorised to use and must not in any circumstances load a program or data into one of the Company’s computers unless the program and data, originate within the Company, has been provided for your use and has been tested for viruses in advance.

Confidentiality and monitoring of communications

The Company provides telephones (including mobile and voice-mail), e-mail and internet access for business purposes. Although the Company permits reasonable use of these facilities for personal use, you are notified that communications made and received by you are not confidential.

For the purposes of business (including but not limited to quality control, monitoring of policy compliance and unauthorised use and checking messages during periods of absence), communications made by or to employees may be monitored or recorded. This applies in particular to telephone (including mobile and voice-mail), e-mail and internet use.

17.	Health & Safety

In accordance with health and safety legislation you must:

a)	while at work take reasonable care for the health and safety of yourself and others who may be affected by what you do or do not do at work;

b)	co-operate with the Company so that it can ensure in so far as is reasonably practicable the health, safety and welfare at work of all its employees;

c)	comply with any duties or requirements relating to health and safety;

d)	comply with any rules or regulations made from time to time by the Company for the health, safety and welfare of its employees; and

you must not interfere with or misuse anything provided by the Company in the interests of health, safety and welfare.

18.	Outside Employment

During your employment with the Company you must not, except with written prior permission, be personally employed or engaged in any capacity with any business other than the Company.

19.	Employee’s Covenants

i)

You shall not in the course of employment work for, or be engaged by, or otherwise be involved in, any company, firm or organisation whose business is similar to or in competition with the business of the Company.

ii)

You shall not, for a period of twelve months following the termination of employment with the Company, work for or be engaged by, or otherwise be involved with (in any capacity), any material competitors, suppliers, customers or partners of the Company, whose business is wholly or partly similar to the businesses in which you were materially involved within the 2 years prior to termination, without the prior written consent of the Company. Such consent, however, will not be unreasonably withheld.

iii)	You agree that the time limitation and the restrictions as described in this section are fair and reasonable and will not unreasonably interfere with your ability to make a living.

iv)	You shall not, at any time during employment, or after termination for one year, directly or indirectly solicit, hire or entice any employee away from Birds Eye Limited.

v)

Each of the obligations contained in the covenants as set out above is an entirely separate and independent restriction on you, despite the fact that it may be contained in the same phrase or sub-clause, and if any part is found to be unenforceable the remainder will remain valid and enforceable. The restrictions are considered by you and the Company to be reasonable, but in the event that any such restriction is held to be void or ineffective but would be valid and effective if some part thereof were deleted, such restriction shall apply with such modification as may be necessary to make if valid and effective.

20.	Intellectual Property

i)

You acknowledge that if, at any time during the course of your duties or employment, you make, discover or participate in the making or discovery of any invention whether being capable of being patented or not, or of any design or work to which copyright attaches, the Company is entitled to the benefit of such intellectual property and you shall immediately notify the Company of this occurrence.

ii)

Without further consideration, you shall, at the request and expense of the Company, both while employed and thereafter, give and supply such information, data, drawings and assistance as may be requisite to enable the Company to exploit the intellectual property to its best advantage and shall execute all documents and do all that is necessary or desirable in respect of obtaining patents or other protection for the intellectual property and for vesting the same in Birds Eye Limited, or as the Company may direct.

21.	Data Protection

By signing these Terms & Conditions of Employment you agree to the Company holding and processing, both electronically and manually, the data it collects in relation to you. This will be done for the purposes of the administration and management of its employees and for compliance with applicable procedures, laws and regulations, storage and processing by the Company or the Company’s agent of the data outside of the European economic area to Countries which may not have Data Protection laws in place.

22.	Conflicts of Interest

During your employment with the Company you must not, except with the prior written permission of your manager, belong to or have any financial interest in any business or organisation which gives rise or may give rise to a conflict of interest. You must notify your manager as soon as possible if you become aware that such a conflict exists or may exist or if there is any potential for a conflict interest arising.

23.	Breaches

In the event of a breach of any of the agreements or undertakings on your part herein contained the Company shall be entitled to recover as part of its damages all loss and damage sustained or suffered by any of its Associated Companies so far as the same are not recoverable by such companies.

24.	Entire Agreement

These Terms & Conditions of Employment combined with the offer letter, supersede all prior agreements, understandings and arrangements, both verbal and written between you and the Company and constitutes the entire agreement between you and the Company in respect of the subjects described.

25.	Changes to these Terms

The Company reserves the right at its sole discretion to make changes to these Terms & Conditions of Employment. You will be given at least one month’s notice of any change.

I hereby acknowledge that I have read and accepted the above Terms & Conditions of Employment.

I confirm that I shall commence employment within the role on:	11th April 07.

Signed:	Date:	22/1/07
Tania Howarth

Birds Eye Iglo
Group Limited
5, New Square
23rd January, 2007	Bedfont Lakes
Business Park
Feltham
Tania Howarth Highfield House Bethesda Street Upper Basildon Berkshire RG8 8NT	Middlesex
TW14 8HA
United Kingdom

T: +44 (0) 208 918 3200
F: +44 (0) 208 918 3201

Dear Tania,

Further to recent discussions I am pleased to confirm the following alterations to your terms and conditions:

With effect from today your notice period is extended from 3months to 6months. For the avoidance of doubt your employment may now only be terminated by either you or by the Company through giving 6 months written notice.

The Company will extend to you again in 2008 the entitlement to be eligible for a conditional award of up to 100% of salary, subject to performance, to recognise the importance of a successful IT implementation. From 2009 onwards you will revert to the prevailing company variable pay scheme which offers an incentive of 45% of salary for target company performance rising to a maximum of 75% for stretch performance.

Please can I ask you to sign a copy of this letter as acceptance to these changes in terms and conditions.

Can I take this opportunity to thank you again for the tremendous energy, drive and leadership you are demonstrating in Pioneer. I appreciate the next few months will be very challenging both personally and professionally but I remain hugely confident in our ability to finally separate fully from Unilever!

Yours sincerely

Martin Glenn

CEO

Birds Eye Iglo
Group Limited
Registered Office
5, New Square
Bedfont Lakes
Business Park
Feltham
Middlesex
Registered in England: No: 5879466	TW14 8HA
VAT Registration No: GB 896102608	United Kingdom